October 11, 2016
Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes

Re:     Alimera Sciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 30, 2016
File No. 001-34703

Dear Ms. Hayes:
On behalf of Alimera Sciences, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 7, 2016 and addressed to Jeffrey Burris, the Company’s Vice President, General Counsel and Secretary, relating to the Preliminary Proxy Statement on Schedule 14A filed on September 30, 2016 (the “Preliminary Proxy Statement”).
In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

1.
We note your statement in Proposal 1, “The reason for the Amendment is to permit the Company to issue additional shares of Common Stock, or securities convertible into or exercisable for Common Stock, for general corporate purposes such as facilitating future stock splits or stock dividends, financings, compensation plans, business acquisitions, issuing warrants to lenders in connection with any refinancing of existing credit facilities or any new credit facility that the Company may obtain in the future and such other purposes as the Board may approve from time to time.” Please provide us a response containing proposed disclosure to be included in your definitive proxy statement describing any current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that will be available if Proposal 1 is approved. If you have no such plans, agreements, or arrangement please confirm that you will review your disclosure in the definitive proxy statement to so state.

U.S. Securities and Exchange Commission
October 11, 2016

RESPONSE TO COMMENT 1: The Company has not entered into any definitive agreement or arrangement providing for the issuance of any of the newly authorized shares, nor does the Company expect that any such definitive agreement or arrangement will have been entered into as of the date of the definitive proxy statement. Therefore, in response to the Staff’s comment, the Company intends to restate the paragraph cited in the Staff’s comment as follows:
“The reason for the Amendment is to permit the Company to issue additional shares of Common Stock, or securities convertible into or exercisable for Common Stock, for general corporate purposes such as facilitating future stock splits or stock dividends, financings, compensation plans, business acquisitions, issuing warrants to lenders in connection with any refinancing of existing credit facilities or any new credit facility that the Company may obtain in the future and such other purposes as the Board may approve from time to time. As of the date of this proxy statement, the Company has not entered into any definitive agreement or arrangement providing for the issuance of any of the additional shares of Common Stock that would be authorized under the Amendment. However, additional shares must be authorized in order to continue to provide for the automatic annual increase in the aggregate number of shares of Common Stock issuable under the Company’s 2010 Equity Incentive Plan. Unless required by applicable law or stock exchange rules, no further vote of the stockholders will be required.”

Please contact me at (617) 648-9123 if you have any questions about this submission.
Sincerely yours,

/s/ Gregg A. Griner
Gregg A. Griner
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Jeffrey Burris Alimera Sciences, Inc.